-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT GIVEN IMAGING RECEIVES NSE LETTER FROM THE U.S. FOOD AND DRUG ADMINISTRATION REGARDING ITS APPLICATION TO MARKET PILLCAM® COLON

Tel Aviv, February 19, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that Given Imaging, 18.3% held by Elron and 9.1% held through Elron’s 50.1% subsidiary, RDC, today announced that the U.S. Food and Drug Administration (FDA) has sent Given Imaging a not substantially equivalent (NSE) letter regarding its 510(k) application to market PillCam® COLON in the United States.

Given Imaging further stated in its announcement that it does not expect this decision to have a material impact on 2008 revenues as PillCam COLON capsule sales in the U.S. were not projected to be significant in 2008.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)

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Tel. 972-3-6075555, Fax. 972-3-6075556  www.elron.com